UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33078

Archrock Partners, L.P.

(Exact name of registrant as specified in its charter)

9807 Katy Freeway, Suite 100,
Houston, Texas 77024
(281) 836-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited partner interests

6% senior notes due 2021

6% senior notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common units representing limited partner interests: 2

6% senior notes due 2021: 0

6% senior notes due 2022: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Archrock Partners, L.P. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARCHROCK PARTNERS, L.P.

By: ARCHROCK GENERAL PARTNER, L.P.

By: Archrock GP LLC

Date:	April 2, 2020	By:	/s/ Stephanie C. Hildebrandt
			Name:	Stephanie C. Hildebrandt
			Title:	Senior Vice President, General Counsel and Secretary